FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated January 20, 2006

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

János Winkler is the new CEO of T-Mobile Hungary

Budapest – January 20, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that the Board of Directors of T-Mobile Hungary has appointed Mr. János Winkler as the CEO of the leading mobile service provider with effect of January 20, 2006. Following the Court registration of the merger of T-Mobile Hungary and Magyar Telekom, János Winkler will become the leader of the Magyar Telekom Mobile Business and deputy managing director of Magyar Telekom.

János Winkler (52) graduated in economic sciences at the Budapest University of Economic Sciences, and earned an economics MBA diploma at the Purdue University in the USA. He started his career as a salesman with the Nikex Foreign Trade Company, then acted as a commercial secretary, and later deputy counselor of the Commercial Section of the Republic of Hungary in Peking between 1986 and 1991. From 1992, he was national sales manager at Westel Radio Telephone Ltd., later deputy director of marketing, and from 1994, deputy managing director of the company. Since February 1996, he has been the Chief Sales and Marketing Officer of T-Mobile Hungary Ltd. (formerly known as Westel Mobil Ltd.). He played a key role in the rebranding of Westel to T-Mobile in 2004, and contributed to a great extent to the success of T-Mobile Hungary in achieving and keeping its leading position in the Hungarian mobile market.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: January 20, 2006